UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/17___ AND ENDING___12/31/17___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SSG Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Five Tower Bridge, Suite 420
(No. and Street)

West Conshohocken   PA   19428
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Chesen   (610) 940-5801
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – if individual, state last, first, middle name)

1600 Market Street, 32nd FL   Philadelphia   PA   19103
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Mark Chesen _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ SSG Capital Advisors, LLC _____ , as
of _____ December 31 _____ , 20 17 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



COMMONWEALTH OF PENNSYLVANIA

| NOTARIAL SEAL |
| LORI M WEXLER |
| Notary Public |
| WEST CONSHOHOCKEN BORO, MONTGOMERY CNTY |
| My Commission Expires Jun 1, 2019 |

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

SSG CAPITAL ADVISORS, LLC

CONTENTS





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
of SSG Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MARCUMGROUP
MEMBER

Supplemental Information

The supplemental information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Marcum LLP

Philadelphia, PA
February 27, 2018

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets

Current Assets
Cash and cash equivalents $189,021

Total Assets $189,021

Liabilities and Member's Equity

Current Liabilities
Accounts Payable $ 42,773

Total Current Liabilities 42,773

Member's Equity 146,248

Total Liabilities and Member's Equity $189,021

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue	
Fee income	$3,519,626
Expenses	
Commissions	3,195,078
Service fees – SSG Advisors, LLC	732,000
Professional fees	59,270
Regulatory and other fees	21,112
Other	1,079
Total Expenses	4,008,539
Loss from Operations	(488,913)
Interest Income	565
Net Loss	$ (488,348)

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance – Beginning of year	$ 268,596
Net Loss	(488,348)
Contributions	366,000
Balance – End of year	$ 146,248

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities

Net Loss	($488,348)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Accounts payable	8,408
Net Cash Used in Operating Activities	(479,940)
Cash Flows Provided by Financing Activities	
Contributions	366,000
Net Decrease in Cash and Cash Equivalents	(113,940)
Cash and Cash Equivalents – Beginning of year	302,961
Cash and Cash Equivalents – End of year	$ 189,021

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the "Company"), which is wholly-owned by SSG Holdings, LLC (the "Parent"), is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), effective April 7, 2010. The Parent provides necessary capital contributions for the operation of the Company as necessary.

The Parent's non-securities investment banking business is transacted in SSG Advisors, LLC (the "Affiliate"). SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Initial and monthly fees for advisory services are recognized as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and a money market account.

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2017.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through the financial statement issuance date and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3– RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company pays a monthly service fee to the affiliate for its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2017, the Company incurred and paid the affiliate service fees of $732,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2017, the Company had net capital of $146,248 which was $141,248 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .2925 to 1 as of December 31, 2017.

NOTE 5 – REGULATORY COMPLIANCE

The Company claims exemptions under the exemptive provisions of Rule 15c-3 under sub paragraph (k)(2)(i). The Company does not carry customer accounts and does not otherwise hold funds or securities.

NOTE 6 – MAJOR CLIENTS

The Company had 5 major clients in 2017 which represented 91% of its revenue.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

SCHEDULE I

NET CAPITAL

Total member's equity	$ 146,248
Net capital	$ 146,248

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 42,773
Total aggregate indebtedness	$ 42,773

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 141,248
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 140,248
Ratio: Aggregate indebtedness to net capital	.2925 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2017

SSG CAPITAL ADVISORS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SSG Capital Advisors, LLC Broker Dealers Annual Exemption Report, in which (1) SSG Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Philadelphia, PA
February 27, 2018



SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

We, as members of management of SSG Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
SSG Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Statement Regarding Meeting Exemption Provision:
SSG Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Mark E. Chesen
Managing Director





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Directors
of SSG Capital Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by SSG Capital Advisors, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

MARCUMGROUP

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Philadelphia, PA
February 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1683**********************MIXED AADC 220
68292 FINRA DEC
SSG CAPITAL ADVISORS LLC
300 BARR HARBOR DR STE 420
W CNSHOHOCKEN, PA 19428-2998

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matt Karlson (610) 940-5804

2. A. General Assessment (item 2e from page 2) $ 5,279

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,180)

July 26, 2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,099

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,099

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,099

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SSG Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 18.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,519,626

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 3,519,626

2e. General Assessment @ .0015 $ 5,279

(to page 1, line 2.A.)